Exhibit 99.1

In the first quarter 2013

2.2% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, April 16th, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the first quarter 2013. Consolidated sales totaled Ch$ 88,416 million, showing a 2.2% increase as compared to the same quarter last year.

For the quarter, sales of export markets in Chilean Pesos, increased 3.8%; Sales of wine in the domestic market dropped by 5.8%; Domestic market – New Business increased 2.1%; sales of the Argentine subsidiary decreased 10.3% and sales of Fetzer increased 8.8% against same quarter last year.

We believe is important to consider that export market volumes were affected by the port strike in Chile during March; where around 1,485 thousand liters couldn’t be shipped.

		1Q2013	1Q2012	Change (%)
Total Sales (Million Chilean Pesos)*		88,416	86,531	2.2%
Chile Domestic - Wine		11,556	12,262	-5.8%
Chile Domestic - New Business		5,846	5,725	2.1%
Export Markets(1)		55,528	53,520	3.8%
Argentina Domestic		1,047	1,516	-30.9%
Argentina Exports(2)		2,995	2,988	0.2%
U.S.A. (Fetzer) Domestic		10,489	9,519	10.2%
U.S.A. (Fetzer) Exports(2)		955	1,000	-4.5%
Total Volume (thousand liters)		53,861	53,732	0.2%
Chile Domestic - Wine		11,694	12,171	-3.9%
Export Markets(1)		34,597	34,224	1.1%
Argentina Domestic		775	1,241	-37.6%
Argentina Exports(2)		2,107	1,964	7.3%
U.S.A. (Fetzer) Domestic		4,358	3,802	14.6%
U.S.A. (Fetzer) Exports(2)		331	330	0.0%
Average Price (per liter)	Currency
Chile Domestic - Wine	CLP	988.2	1,007.5	-1.9%
Export Markets	US$	3.40	3.20	6.2%
Argentina Domestic	US$	2.86	2.51	13.8%
Argentina Exports	US$	3.01	3.12	-3.6%
U.S.A. (Fetzer) Domestic	US$	5.09	5.12	-0.5%
U.S.A. (Fetzer) Exports	US$	6.11	6.21	-1.6%

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1) Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.